UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Material Agreement

As previously disclosed, the Company has been evaluating its plans in order to maximize the value of Consensi®. Accordingly, the Company has agreed, together with its U.S. distribution partner Coeptis Pharmaceuticals, Inc. (“Coeptis”), to terminate the distribution agreement with Coeptis regarding the distribution of Consensi® in the U.S. and related agreements between the parties (collectively, the “Distribution Agreement”). The Company has engaged an advisor to assist with the search for an alternative distributor for the distribution of Consensi® in the U.S. market.

Termination of the Distribution Agreement became effective on October 8, 2021, in accordance with the terms of a settlement agreement signed by the parties (the “Settlement Agreement”). As part of the Settlement Agreement, Coeptis has transferred its remaining inventory of Consensi® to the Company and in settlement of Coeptis’ obligations under the Distribution Agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5M payable on or before February 2023 (the “Maturity Date”), bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. The conversion price is $5 per share, subject to certain adjustments, under such terms and conditions as agreed between the parties and set forth in the Note. Coeptis may prepay the principal amount of the Note plus accrued and unpaid interest at any time prior to the Maturity Date. The Company was also granted a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 8, 2021	PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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